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Trust Stamp | Global AI platform securely authenticating identity online & offline

Trust Stamp aims to prevent data loss and identify fraud while empowering global opportunity and access through its patented identity authentication. The company's neural network can convert any identifying data (e.g. facial recognition, finger prints, bank account matching, geolocation, etc) into a unique tokenized hash that is protected against personal data leaks, identity theft, and fraud.

Notable deal highlights include:

- Proprietary technology protected by 9 patent filings uses a deep learning neural network at the intersection of artificial intelligence, biometrics, and cybersecurity
- Achieved $2.1mm of revenue in 2019, a 152% YoY growth compared to 2018
- Flagship customers include Mastercard International and Synchrony Financial, one of the largest private label credit card providers in the U.S. with 80mm+ accounts

- Highly qualified team has 35+ years of individual experience in financial services and fraud prevention, and 20+ in artificial intelligence and identity

By confirming a reservation, you have the opportunity to purchase shares ahead of the company's public launch as it awaits SEC qualification. A reservation is non-binding and you may cancel at any time.

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Questions? Email us. We're happy to help.

Trust Stamp is accepting reservations for an Offering under Tier II of Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission (the "Commission") and approval of any other required government or regulatory agency. A reservation is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Statement that has been qualified by the Commission. A Preliminary Offering Circular that forms a part of the Offering Statement has been filed with the Commission, a copy of which may be obtained from Trust Stamp: https://www.seedinvest.com/trust.stamp